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                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE


     Toronto, Canada, October 18, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

     Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

     Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Hollinger International has advised Hollinger that it and its auditors need additional time to review the final report (the "Report") of the investigation by the Special Committee established by Hollinger International, which report was released on August 30, 2004, and to assess its impact, if any, on the results of operations of Hollinger International before it can complete and file its 2003 annual financial statements.

     In its status update of October 15, 2004, Hollinger International indicated that it expects to be able to complete its financial statements (and related MD&A) for its fiscal year ended December 31, 2003 within the next several weeks, and shortly thereafter to complete its interim financial statements for the fiscal quarters ended March 31 and June 30, 2004. This is a necessary but not sufficient condition to permit Hollinger to complete and file its consolidated financial statements for the same periods as the completion and audit of Hollinger's financial statements will require a level of cooperation from Hollinger International and its auditors which is still in negotiation.

     As part of the investigation of certain of the affairs of Hollinger ordered pursuant to s. 229(1) of the Canada Business Corporations Act, the Court appointed inspector will investigate and report on the status of Hollinger 2003 annual financial statements and the impediments to the completion of such financial statements. In addition, Kroll Lindquist Avey Inc. informed Hollinger today that it must withdraw from its appointment as inspector. A new inspector will be appointed by the Court.

     As previously disclosed, the US$1.25 billion legal action brought by Hollinger International in the US District Court of Northern Illinois, Eastern Division (the "US Court") against Hollinger and others parties (the "Amended Complaint") was dismissed on October 8, 2004. On October 14, 2004, Hollinger International announced that the US Court granted Hollinger International permission to file a Second Amended Complaint by October 25, 2004. Hollinger International stated that the Second Amended Complaint will assert all the same claims against Hollinger as had been in the previous Amended Complaint, but will eliminate as


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defendants Bradford Publishing Company and The Horizon Companies. Hollinger
International further stated that the Second Amended Complaint will add several additional claims based on the Report. In addition, Hollinger International announced that it intends to appeal the dismissal of its claims under the Racketeer Influenced and Corrupt Organizations Act.

     As of the close of business on October 15, 2004, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$14.72 million of cash or cash equivalents on hand and Hollinger owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the October 15, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$17.50, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$276,194,800. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition, Hollinger has previously deposited with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes approximately US$10.5 million in cash as collateral in support of the Senior Notes (which cash collateral is also now collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by the recent amendments to the Senior Indenture). Consequently, there is currently in excess of US$272.8 million aggregate collateral securing the US$78 million principal amount of the Senior Notes outstanding and the US$15 million principal amount of the Second Priority Notes outstanding.

     Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com